

May 10, 2012

<u>Via E-mail</u>
Laurence Downes
Chairman, President and Chief Executive Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, New Jersey 07719

> **Re:** **New Jersey Resources Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed November 23, 2011**
> **Response Dated April 11, 2012**
> **File No. 1-08359**

Dear Mr. Downes:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comments one and two in our letter dated March 30, 2012, particularly your statements that the omission of the auditor's consent from your annual report on Form 10-K for the fiscal year ended September 30, 2011, was due solely to an inadvertent filing error and that prior to filing your annual report on November 23, 2011, you had obtained a manually-signed copy of the auditor's consent dated November 23, 2011. We further note that in response to comment one in our letter dated March 30, 2012, on April 11, 2012, you amended your annual report to file the consent of your independent registered public accounting firm as an exhibit to the annual report.

   Notwithstanding the foregoing, we remain concerned about the impact of your failure to file the auditor's consent on your ability to keep current your effective registration statements. In this regard, we note that you appear to have four registration statements that remain effective and appear to be still in use. These registration statements are as follows:

- Registration statement on Form S-3 (Reg. No. 333-164573), which was filed and became effective on January 29, 2010;

- Registration statement on Form S-8 (Reg. No. 333-164572), which was filed and became effective on January 28, 2010;

- Registration statement on Form S-8 (Reg. No. 333-140352), which was filed and became effective on January 31, 2007; and

- Registration statement on Form S-8 (Reg. No. 333-133453), which was filed and became effective on April 21, 2006.

Please provide us with your analysis as to how these registration statements remained current during the period between November 23, 2011, when you filed your annual report on Form 10-K for the fiscal year ended September 30, 2011, without an auditor's consent, and April 11, 2012, when you amended the aforementioned annual report to file the omitted auditor's consent. In this regard, we note that all of the registration statements rely on forward incorporation by reference to remain current, and the aforementioned annual report is deemed to be a post-effective amendment to each registration statement for purposes of Section 10(a)(3) of the Securities Act of 1933, as amended. In your analysis, please specifically address the impact of your failure to file the auditor's consent on your ability to update the registration statements via incorporation by reference from the aforementioned annual report. Please refer to Section 10(a)(3) of the Securities Act and Securities Act Rules 436 and 439, as well as Question 126.22 of our Securities Act Forms Compliance and Disclosure Interpretations. Please also consider the principles set forth in Question 198.08 of our Securities Act Rules Compliance and Disclosure Interpretations. All of these materials are available through the Division of Corporation Finance section of our website: http://www.sec.gov/divisions/corpfin/cfguidance.

2. As previously requested, please tell us whether you made any offers and sales of securities pursuant to Registration Statement No.s 333-164573, 333-164572, 333-140352 or 333-133453 during the period beginning on November 23, 2011, and ending on April 11, 2012. If sales occurred during this period, please provide us with the dates of the sales, the names of the purchasers, the type and number of securities sold, and the applicable registration statements under which such transactions occurred.

3. Please provide us with your analysis of your eligibility to use Form S-3 for your Registration Statement No. 333-164573 as of November 23, 2011, when you filed your annual report on Form 10-K for the fiscal year ended September 30, 2011, without an auditor's consent. In this regard, we note that the aforementioned annual report is

deemed to be a post-effective amendment to the registration statement for purposes of Section 10(a)(3) of the Securities Act of 1933, and thus you were required to assess your continued eligibility to use Form S-3 as of that date.

4. As previously requested, in responding to our comments please provide a written statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director